Exhibit 99.1

Sinovac Announces Commencement of Phase I Human Clinical Trial for

Vaccine Candidate Against COVID-19

BEIJING --(BUSINESS WIRE)-- April 17, 2020-- Sinovac Biotech Ltd. (NASDAQ:SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that the Company has commenced Phase I clinical trial, a randomized, double-blinded, placebo controlled study, for its vaccine candidate against COVID-19. Enrollment of the first group of volunteers and the first dose of vaccination for these volunteers have been completed.

This study is to evaluate the safety, tolerance, and preliminary immunogenicity of the Company’s SARS-CoV-2 vaccine by vaccinating 144 healthy adults, aged from 18 to 59, with two different dosages of the vaccine candidate. Two-thirds of the volunteers will be vaccinated with the investigational vaccine while one-third of volunteers will be administered with the placebo. The trial is being conducted in Jiangsu Province.

On April 13, 2020, the randomized, double-blinded, placebo-controlled phase I/II clinical trials of the inactivated SARS-CoV-2 vaccine developed by Sinovac was approved by China’s National Medical Products Administration (NMPA) to evaluate the vaccine candidate’s safety and immunogenicity.

Mr. Weidong Yin, Chairman, President and CEO said, “The vaccine is critical to the eventual prevention of the spread of COVID-19. Commencing our human trial is another milestone achieved by our scientists together with our vaccine development partners. Sinovac will accelerate the progress of our research in order to support the worldwide fight against COVID-19.”

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the Chinese Government’s stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, a quadrivalent influenza vaccine and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, failure to satisfy regulatory and other requirements, disapproval or delay in approval of new products by regulatory bodies, disruptions to our operations, the results of any pending litigation (including litigation relating to the 2018 annual general meeting, the validity of our Rights Agreement, and the issuance of the Exchange Shares), Nasdaq’s halt in trading of the Company’s securities and any future action taken by Nasdaq regarding the trading of the Company’s securities, the effects of natural disasters, pandemics and outbreaks of contagious diseases and other adverse public health developments, such as SARS-CoV-2 (commonly referred to as COVID-19), and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com